                                  EXHIBIT 7(a)


The audited financial statements of Taylor Forge International, Inc. as of June 4, 1997 and March 31, 1997 and for the period from April 1, 1997 to June 4, 1997 and for the year ended March 31, 1997, are filed herewith as Exhibit 7(a).

                                                    [PRICE WATERHOUSE LLP LOGO]



   TAYLOR FORGE
    INTERNATIONAL, INC.
   (A WHOLLY OWNED SUBSIDIARY OF TFI, INC.)
   FINANCIAL STATEMENTS
   MARCH 31, 1997
   JUNE 4, 1997

                      [PRICE WATERHOUSE LLP LETTERHEAD]

                       REPORT OF INDEPENDENT ACCOUNTANTS


August 5, 1997

To the Board of Directors and
Stockholders of Taylor Forge International, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Taylor Forge International, Inc. (a wholly owned subsidiary of TFI, Inc.) at June 4, 1997 and March 31, 1997, and the results of its operations and its cash flows for the period from April 1, 1997 through June 4, 1997 and for the year ended March 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 1 and 11, the Company was acquired by Centrum Industries, Inc. after the close of business on June 4, 1997.



 PRICE WATERHOUSE LLP

TAYLOR FORGE INTERNATIONAL, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFI, INC.)

BALANCE SHEET


                                                       JUNE 4,     MARCH 31,
                                                        1997         1997
  ASSETS
  Current assets:
    Cash                                             $       325  $       562
    Trade accounts receivable, less allowance
     for doubtful accounts of $60,000                  1,011,167    1,351,109
    Receivables from related companies                 2,847,489    2,812,481
    Inventories                                        1,459,755    1,193,277
    Prepaid expenses and other                            79,717      103,695
                                                     -----------  -----------
      Total current assets                             5,398,453    5,461,124
                                                     -----------  -----------

  Property, plant, and equipment:
    Land                                                 137,595      137,595
    Buildings                                          2,416,327    2,415,829
    Machinery and equipment                           10,072,093    9,790,985
    Tooling and dies                                     320,000      320,000
                                                     -----------  -----------
                                                      12,946,015   12,664,409
    Less - allowances for depreciation                 6,692,070    6,541,640
                                                     -----------  -----------
      Total property, plant and equipment              6,253,945    6,122,769
                                                     -----------  -----------
  Other assets                                            35,999       18,500
                                                     -----------  -----------
         Total assets                                $11,688,397  $11,602,393
                                                     ===========  ===========

  LIABILITIES AND STOCKHOLDER'S EQUITY
  Current liabilities:
    Bank line of credit                               $3,065,049   $2,944,475
    Shareholder loans                                    274,831      303,184
    Accounts payable                                   2,182,811    1,984,748
    Accrued expenses and other liabilities               290,498      232,324
    Current portion of long-term debt                    277,392      274,943
                                                     -----------  -----------
      Total current liabilities                        6,090,581    5,739,674

  Long-term debt                                       3,599,948    3,625,070
  Long-term capital lease obligations                    204,479      153,453
  Other liabilities                                       16,718       16,349
  Commitments and contingencies (Note 10)                      -            -

  Stockholder's equity
    Common stock, par value $1 per share;
     2,000 shares authorized; 1,000 shares
     issued and outstanding                                1,000        1,000
    Additional paid-in capital                         3,850,428    3,850,428
    Accumulated deficit                               (2,074,757)  (1,783,581)
                                                     -----------  -----------
      Total stockholder's equity                       1,776,671    2,067,847
                                                     -----------  -----------
         Total liabilities and stockholder's equity  $11,688,397  $11,602,393
                                                     ===========  ===========






The accompanying notes are an integral part of these financial statements.

TAYLOR FORGE INTERNATIONAL, INC.

STATEMENT OF OPERATIONS


                                                  PERIOD FROM
                                                 APRIL 1, 1997   YEAR ENDED
                                                    THROUGH      MARCH 31,
                                                 JUNE 4, 1997       1997

   Net sales                                        $1,208,115    $9,222,775
   Cost of goods sold (exclusive of
   depreciation shown separately below)              1,087,568     8,066,689
                                                 -------------  ------------

   Gross profit                                        120,547     1,156,086
   Depreciation                                        150,430       847,372
   Selling, general, and administrative expense        179,341     1,285,899
                                                 -------------  ------------
   Operating loss                                     (209,224)     (977,185)

   Interest expense                                    (70,077)     (448,258)
   Other income (expense), net                         (11,875)       26,277
                                                 -------------  ------------
   Loss before income taxes                           (291,176)   (1,399,166)

   Provision for income taxes                                -        43,427
                                                 -------------  ------------
   Net loss                                          $(291,176)  $(1,442,593)
                                                 =============  ============

   Net loss per common share                          $(291.18)   $(1,442.59)
                                                 =============  ============

   Weighted average shares outstanding                   1,000         1,000
                                                 =============  ============



The accompanying notes are an integral part of these financial statements.

TAYLOR FORGE INTERNATIONAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY



                                      Additional                    Total
                              Common   Paid-in    Accumulated   Stockholder's
                              Stock    Capital      Deficit        Equity
                              ------  ----------  ------------  -------------

   Balance at March 31, 1996  $1,000  $3,850,428    $(340,988)     $3,510,440
   Net loss                                        (1,442,593)     (1,442,593)
                              ------  ----------  ------------  -------------
   Balance at March 31, 1997   1,000   3,850,428   (1,783,581)      2,067,847
   Net loss                                          (291,176)       (291,176)
                              ------  ----------  ------------  -------------
   Balance at June 4, 1997    $1,000  $3,850,428  $(2,074,757)     $1,776,671
                              ======  ==========  ============  =============



The accompanying notes are an integral part of these financial statements.

TAYLOR FORGE INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS


                                                       PERIOD FROM
                                                      APRIL 1, 1997   YEAR ENDED
                                                         THROUGH      MARCH 31,
                                                      JUNE 4, 1997       1997

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                  $(291,176)  $(1,442,593)
Adjustments to reconcile net loss to net cash
provided by operating activities:
  Depreciation and amortization                             150,430       847,372
  Write off of excess and obsolete inventory                 13,531       410,550
  Gain on sale of property, plant and equipment                   -       (13,308)
  Changes in assets and liabilities:
     Trade accounts receivable                              339,942       598,080
     Accounts receivable from related parties               (35,008)     (371,926)
     Inventories                                           (280,009)      925,800
     Prepaid expenses and other                               6,479       128,360
     Accounts payable                                       198,063       495,665
     Other accrued expenses                                  58,543      (212,289)
                                                      -------------  ------------
Net cash provided by operating activities                   160,795     1,365,711
                                                      -------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment               -        20,695
Capital expenditures                                       (281,606)     (886,743)
                                                      -------------  ------------
Net cash used in investing activities                      (281,606)     (866,048)
                                                      -------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) on line of credit               120,574      (335,685)
Payments on long-term obligations                                 -      (163,890)
                                                      -------------  ------------
Net cash provided by (used for) financing activities        120,574      (499,575)
                                                      -------------  ------------

Net increase (decrease) in cash                                (237)           88
Cash at beginning of year/period                                562           474
                                                      -------------  ------------
Cash at end of year/period                                     $325          $562
                                                      =============  ============

Cash paid for interest                                      $76,536      $478,496
                                                      =============  ============


The accompanying notes are an integral part of these financial statements.

TAYLOR FORGE INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS




1. SIGNIFICANT ACCOUNTING POLICIES

   THE COMPANY
   Taylor Forge International, Inc. (Taylor Forge or the Company), a wholly owned subsidiary of TFI, Inc., produces seamless steel rolled rings for bearing and special machine manufacturers. Sales of the Company's products are made to both domestic and international customers. For financial reporting purposes, the Company is considered to operate in a single reporting segment.

   After the close of business on June 4, 1997, the Company was acquired by Centrum Industries, Inc. in a purchase transaction. The accompanying financial statements do not reflect any adjustments associated with this transaction. See Note 11.

   INVENTORIES
   Inventories are valued at the lower of cost (first-in, first out method) or market.

   REVENUE RECOGNITION
   Revenue is recognized at the time title of goods sold passes to customers, which generally occurs when goods are shipped.

   PROPERTY, PLANT, AND EQUIPMENT
   Property, plant, and equipment is recorded at cost. Provisions for depreciation of plant and equipment are computed using straight-line and accelerated methods over the estimated useful lives of the assets. The useful lives of property used in arriving at the annual amount of depreciation provided are as follows: buildings, 30 years; machinery and equipment, 7 to 20 years; furniture, fixtures and vehicles, 5 years; and tooling and dies 10 years.

   INCOME TAXES
   Taylor Forge is a member of a group of companies, owned by TFI, Inc., that files a consolidated federal income tax return. TFI, Inc., Taylor Forge and other consolidated subsidiaries of TFI, Inc. are not subject to state or local income taxes. The members of the group do not record separate provisions for income taxes, nor do members of the group record income taxes receivable/payable to other members of the group or TFI, Inc. The amount of income tax expense, current income tax payable/receivable, and deferred income tax amounts recorded in these financial statements represent management's estimate of the amount of income taxes attributable to Taylor Forge as determined on a separate return basis. Under this approach, current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carryforwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits that are not expected to be realized.

                                                                        7
TAYLOR FORGE INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS




1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   USE OF ESTIMATES
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods. The most significant estimates made by management include the allowance for doubtful accounts, the valuation of inventories, depreciable lives of fixed assets, the allocation of common expenses and the deferred income tax asset valuation allowance.

   ENVIRONMENTAL LIABILITIES AND EXPENDITURES
   The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. Unasserted claims are not included in the estimated liability. The Company's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. The estimated liability of the Company is not discounted or reduced for possible recoveries from insurance carriers. Insurance recoveries are only recorded if probable of receipt.
   No environmental liabilities were recorded at June 4, 1997 or March 31, 1997 since no conditions which would result in a liability being recorded were known to exist.

   EARNINGS PER SHARE
   Earnings per share is computed using the weighted average number of shares outstanding during the year end period. There are no common stock equivalents.

   ALLOCATION OF COMMON EXPENSES

   Common expenses incurred within the consolidated group of TFI, Inc. companies are allocated to the individual companies on a specific identification basis, if possible. When it is not possible or practical to do so, common expenses are allocated based upon sales volume, total assets or the level of intercompany borrowings. Management considers these methods to be reasonable.


   FINANCIAL INSTRUMENTS

   The carrying amount of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and long-term debt, approximate their fair market values at June 4, 1997 and March 31, 1997.

TAYLOR FORGE INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS




     2. INVENTORIES


        Inventories consist of the following:
                                                    JUNE 4,     MARCH 31,
                                                      1997        1997

        Raw materials                             $  905,002  $  806,994
        In-process products                          978,834     796,833
        Reserve for excess and obsolete material    (424,081)   (410,550)
                                                  ----------  ----------
                                                  $1,459,755  $1,193,277
                                                  ==========  ==========


   During the year ended March 31, 1997, management revised its estimate regarding the net realizable value of certain inventory and recorded a charge of approximately $411,000 to write these inventories down.

3. BANK LINE OF CREDIT

   TFI, Inc. has an outstanding line of credit with a bank. The Company, as part of the consolidated group of TFI, Inc. has access to the line of credit. At June 4, 1997 and March 31, 1997, the Company had taken net advances against the line of credit of $3,065,049 and $2,944,475, respectively. At June 4, 1997, TFI, Inc. (and the Company, as part of TFI, Inc.) had approximately $900,000 of available credit.

   The line of credit expires in September 1997 and bears interest at the bank prime rate (8.5% at June 4, 1997). The line of credit is collateralized by accounts receivable and inventories of the TFI, Inc. companies.

   The accounts receivable from related parties of $2,847,489 and $2,812,481 at June 4, 1997 and March 31, 1997, respectively, relate primarily to amounts paid by the Company on behalf of the affiliated TFI, Inc. companies utilizing the bank line of credit. Interest is charged to the related parties at the same rate as the line of credit. Such interest is netted against interest expense in the accompanying statement of operations.

   The bank line of credit was paid in full after the close of business on June 4, 1997.


4. SHAREHOLDER LOANS

   At June 4, 1997 and March 31, 1997, the Company had unsecured notes payable to relatives of shareholders of TFI, Inc. of $274,831 and $303,184, respectively. These notes bear interest at the prime rate (8.5% at June 4, 1997) plus 1.25% and are payable on demand. Interest expense relating to these loans was $5,257 and $32,166 for the period from April 1, 1997 to June 4, 1997 and for the year ended March 31, 1997, respectively.

TAYLOR FORGE INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS




5. LONG-TERM DEBT




   Long-term obligations consist of the following:
                                                                                           JUNE 4,        MARCH 31,
                                                                                            1997            1997
   Notes payable to NationsBank payable in monthly
   installments of $38,615 including interest at prime (8.5%
   at June 4, 1997) plus 1% through 1998 with remainder
   payable in full in 1999.  The note is secured by real estate, furnishings, fixtures, equipment and other personal
   property, corporate stock of TFI, Inc. and its subsidiaries and the personal guarantees of certain stockholders of TFI,
   Inc.                                                                                  $  3,511,002       $  3,525,013

   Notes payable to NationsBank, payable in monthly installments of
   $8,333, including interest of 8.37%, through January 2001, secured by real estate, furnishings, fixtures, equipment and other personal property, corporate stock of TFI, Inc. and its subsidiaries and the
   personal guarantees of certain stockholders of TFI, Inc.                                   366,338            375,000
                                                                                           ----------         ----------

                                                                                            3,877,340          3,900,013
   Less:current portion of long-term debt                                                     277,392            274,943
                                                                                           ----------         ----------

   Total long-term debt                                                                    $3,599,948         $3,625,070
                                                                                           ==========         ==========


   All of the long-term debt was paid in full after the close of business on June 4, 1997.


6. CAPITAL LEASE OBLIGATIONS

   The Company leases equipment under capital leases expiring in various years through 2002. The assets and liabilities under capital leases are recorded at the lower of the present values of the minimum lease payments or the fair values of the assets. The assets are included in machinery and equipment and are amortized over their estimated useful lives. The cost of assets recorded under capital leases was $293,788 and at June 4, 1997 and accumulated depreciation totaled $75,951. Depreciation expense for assets related to capital leases was $7,594 and $45,564 for the period ended June 4, 1997 and the year ended March 31, 1997, respectively.

TAYLOR FORGE INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS




6.   CAPITAL LEASE OBLIGATIONS (CONTINUED)

     Minimum future lease payments under capital leases are:


                 March 31
                 --------
                   1998                                $75,659
                   1999                                 90,153
                   2000                                 83,135
                   2001                                 30,189
                   2002                                 29,281
                 Thereafter                                  -
                                                      --------

                 Total minimum future lease payments   308,417

                 Less:  Amount representing interest   (28,279)
                                                      --------

                 Net minimum lease payments            280,138

                 Less:  Current portion                (75,659)
                                                      --------

                 Long-term portion                    $204,479
                                                      ========


   The current portion of the capital lease obligation is included in accrued expenses and other liabilities.


7. SIGNIFICANT CONCENTRATIONS

   Sales to customers which exceeded 10% of total sales for the period ended June 4, 1997 and the year ended March 31, 1997 were as follows:


                                 FOR THE PERIOD FROM
                                    APRIL 1, 1997
                                         TO           FOR THE YEAR ENDED
                                    JUNE 4, 1997        MARCH 31, 1997

              Customer A                16%                   13%
              Customer B                11%                    5%


   Accounts receivable related to customer A, which is a railroad locomotive manufacturer, were 12% of total accounts receivable at June 4, 1997 and March 31, 1997. Accounts receivable related to customer B, which is a construction equipment manufacturer, were 5% at June 4, 1997 and were not significant at March 31, 1997.

TAYLOR FORGE INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS




7. SIGNIFICANT CONCENTRATIONS (CONTINUED)

   The Company does not require collateral or other form of security from these customers, or any of its other customers, except for certain export customers who are required to furnish letters of credit prior to shipment; accordingly, all domestic trade accounts receivable are fully subject to credit risks at June 4, 1997 and March 31, 1997.


8. INCOME TAXES

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Income tax expenses have not previously been determined on a separate company basis. Had income taxes been determined on a separate basis, the assets and liabilities would have consisted of the following:


                                                      JUNE 4,   MARCH 31,
                                                        1997      1997
       Deferred tax liabilities:
         Tax over book depreciation                   $360,672  $ 371,821
                                                      --------  ---------
       Total deferred tax liabilities                  360,672    371,821
                                                      --------  ---------

       Deferred tax assets:
         Net operating loss carryforward               677,684    632,338
         Alternative minimum tax credit carryforward    93,013     93,013
         Other, net                                     12,888     13,279
                                                      --------  ---------
       Total deferred tax assets                       783,585    738,630
       Valuation allowance for deferred tax assets     422,913    366,809
                                                      --------  ---------
       Net deferred tax assets                         360,672    371,821
                                                      --------  ---------
       Net deferred taxes                             $      -  $       -
                                                      ========  =========



   At June 4, 1997, TFI, Inc. had unused federal net operating loss carryforwards which were generated by the Company. Management has established a valuation allowance with respect to the deferred tax assets in an amount equal to that required to establish a net deferred tax balance of zero due to its evaluation of the Company's future tax paying position.

TAYLOR FORGE INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS




8.   INCOME TAXES (CONTINUED)


     The following schedule reconciles the statutory federal income tax rate to the Company's effective tax rate:

                                             PERIOD FROM
                                             APRIL 1, 1997  YEAR ENDED
                                             THROUGH        MARCH 31,
                                             JUNE 4, 1997   1997

          Statutory federal income tax rate            35%         35%
          Effect of graduated rates                   (15)        (15)
          Change in valuation allowance               (20)        (22)
          Other items, net                               -         (1)
                                             -------------  ----------
                                                        0%         (3)%
                                             =============  ==========



9. RELATED PARTY TRANSACTIONS

   The Company enters into various related party transactions, primarily with members of the consolidated group of TFI, Inc. companies. The more significant related party transactions were as follows:

   * The Company leased space in its manufacturing facility to a related company for $1,000 per month.
   * As discussed in Note 8, the Company, its parent, and other members of the consolidated group file a consolidated federal income tax return.
   * Taylor Forge paid various expenses for members of the consolidated group during both periods. When Taylor Forge paid such expenses, an intercompany receivable and payable were established.
   * The members of the consolidated group participated jointly in the use of a bank line of credit during both periods. Interest expense was allocated to the members of the consolidated group based upon each company's relative use of funds and repayments of the line of credit and the relative amount of each company's intercompany accounts receivable/payable.
   * As discussed in Note 4, the Company had notes payable to family members of all three common stockholders of TFI, Inc. during both periods.